RECEIVED

2007 AUG 20 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/20,24

8th August 2007

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation F[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07026086

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose for your record copies of the Company's announcements in connection with the 2007 interim results, dividends and closure of books which were published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 7th August 2007.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

Lorence Wong
Deputy Company Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by email: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

LW/rl
Encls.

dw 8/22

P:\Rliu\haeco\20\2007 Interim\ltr_SEC US

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Closure of Books

The register of members will be closed from 10th September 2007 to 14th September 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 7th September 2007.

Directors
The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary
Hong Kong, 7th August 2007

Website: www.haeco.com

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

2007 Interim Results

CHAIRMAN'S STATEMENT

Consolidated Results

Profit attributable to the Company's shareholders for the first half of 2007 was HK$548 million, a 38% increase over that of 2006, attributable primarily to increased heavy maintenance work in Hong Kong and Xiamen.

Your Directors have declared an interim dividend of HK$0.88 per share (2006: HK$0.65) payable on 25th September 2007 to shareholders registered at the close of business on 14th September 2007. The share register will be closed from 10th to 14th September 2007, both dates inclusive.

Operations

Demand for the Group's services has continued to be strong in the first half, with the Group's facilities operating at near full capacity. The Group is taking a number of initiatives to support further growth:

- HAECO's second hangar at Hong Kong International Airport was opened in December 2006 and the facilities are currently fully utilised. To meet anticipated market demand, it has been decided to upgrade the design of the third hangar in Hong Kong to cater for heavy maintenance work. This facility is expected to open during the first half of 2009.
- Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") fifth hangar was opened in June 2007. A sixth hangar is under construction with opening planned for mid 2009. A new landing gear overhaul joint venture in Xiamen was formed in March 2007 and construction of the facilities has started, with operations expected to commence in mid 2008.
- Hong Kong Aero Engine Services Limited's ("HAESL") engine-build extension will open in the second half of 2007.
- An agreement was reached with Air Arabia in March 2007 for the establishment of a 49:51 HAECO:Air Arabia joint venture. The joint venture will operate a hangar, currently under construction at Sharjah airport, providing maintenance, repair and overhaul services for Airbus A320 aircraft.

Staff are being recruited and trained to cope with the planned growth in business.

Prospects

Demand for the Group's services is expected to remain strong, and, notwithstanding the introduction of additional capacity at TAECO, I expect that the Group's facilities will continue to be well utilised during the second half of the year.

Christopher D Pratt
Chairman
Hong Kong, 7th August 2007

REVIEW OF OPERATIONS

The Group's profit attributable to shareholders comprises:

	Six months ended 30th June		
	2007	2006	
	HK$M	HK$M	Change
HAECO Hong Kong operations	**214**	143	50%
Share of:			
TAECO	**151**	110	37%
HAESL	**160**	126	27%
Other subsidiaries and jointly controlled companies	**23**	19	21%
	548	398	38%

HAECO Hong Kong Operations

HAECO's Hong Kong operations comprise heavy maintenance in hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport and component overhaul at Tseung Kwan O plus inventory technical management.

Following the opening of the second hangar in December 2006, the heavy maintenance business has continued to be strong with sold manhours increasing by 47% over the first half of 2006 to 1.31 million hours. 62% of the work was from non-Hong Kong based carriers.

Line maintenance movements handled grew 6% over the first half of 2006 with an average of 260 aircraft per day.

Component repair activity at the Tseung Kwan O facility totalled 0.12 million manhours, in line with the first half of 2006.

HAECO's inventory technical management service continues to expand with rotable assets of HK$247 million under management supporting 35 aircraft at the end of June 2007.

Taikoo (Xiamen) Aircraft Engineering Company Limited

Heavy maintenance manhours sold by TAECO increased by 6% over the first half of 2006 to 1.85 million hours due to strong demand.

Line maintenance operations in Xiamen, Shanghai and Beijing grew 5% over the first half of 2006 with aircraft handled averaging 39 per day.

The fifth hangar was opened in June 2007 and will help ease capacity constraints in the other four hangars. A new training centre is under construction with the opening planned for the second half of 2008. The school aims to develop more production staff and update the skills of existing work force. Construction of the sixth hangar is progressing well with operation expected around mid 2009.

Engine Overhaul

HAESL (45% owned) and its jointly controlled company, Singapore Aero Engine Services Pte. Limited (20% owned by HAESL), returned good results for the period due to both increased work volume and a more favourable work mix. HAESL's engine throughput equivalents increased slightly to 106.

Expansion work on HAESL's workshop facilities is progressing well with opening expected in the second half of 2007.

Jointly Controlled Companies

All other jointly controlled companies in Mainland China and Hong Kong performed satisfactorily during the period.

Environment

The Group continues to monitor closely the impact of its operations on the environment and make every effort to reduce the extent of this impact. Details of this activity can be found in the environmental report on our website.

Staff

The Group's headcount was:

	30 June 2007	31 December 2006	Change
HAECO	**4,403**	4,356	1%
TAECO	**4,708**	4,098	15%
HAESL	**825**	805	2%
Other subsidiaries and jointly controlled companies in which HAECO and TAECO own more than 20%	**916**	859	7%
	10,852	10,118	7%

FINANCIAL REVIEW

Net Assets

The Group's non-current net assets increased from HK$4,063 million to HK$4,289 million mainly due to capital expenditure of HK$305 million offset by HK$123 million of depreciation and amortisation. The capital expenditure was primarily on the hangars under construction and the rotable spares for the inventory technical management service. The Group's net current assets, excluding liquid funds, totalled HK$128 million (31st December 2006: Net current liabilities HK$212 million).

Net Liquid Funds and Financing

The Group's deposits and net cash equivalents totalled HK$670 million at 30th June 2007 (31st December 2006: HK$834 million), and it had committed but undrawn banking facilities of HK$550 million. This, together with its continued strong operating cash flow, is considered sufficient to meet its committed operating, working capital and capital expenditure requirements for the next 12 months.

Currency Fluctuations

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and the use of forward exchange contracts.

Consolidated profit and loss account
for the six months ended 30th June 2007 - unaudited

	Note	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Turnover	4	2,229	1,838	3,844
Operating expenses:				
Staff remuneration and benefits		(854)	(791)	(1,676)
Cost of direct material and job expenses		(522)	(415)	(865)
Depreciation and amortisation		(123)	(113)	(229)
Insurance and utilities		(47)	(42)	(83)
Operating lease rentals - land and buildings		(40)	(31)	(64)
Repairs and maintenance		(55)	(43)	(99)
Other operating expenses		(54)	(31)	(79)
Operating profit	4	534	372	749
Net finance income	5	9	14	30
Net operating profit		543	386	779
Share of after-tax results of jointly controlled companies	9	192	149	330
Profit before taxation		735	535	1,109
Taxation	6	(65)	(45)	(81)
Profit for the period		670	490	1,028
Attributable to:				
The Company's shareholders		548	398	847
Minority interests		122	92	181
		670	490	1,028
Dividends				
Interim		146	108	108
Special		-	416	416
Final - proposed		-	-	266
		146	524	790
Earnings per share attributable to the Company's shareholders (basic and diluted)	7	HK$3.29	HK$2.39	HK$5.09

	2007 Interim	2006 Interim	2006 Final	2006 Total
Dividends per share	HK$0.88	HK$0.65	HK$1.60	HK$2.25
Special dividend per share	-	HK$2.50	-	HK$2.50

Consolidated balance sheet
at 30th June 2007 - unaudited

	Note	30th June 2007 HK$M	31st December 2006 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	3,176	2,988
Leasehold land and land use rights	8	203	204
Intangible assets	8	3	4
Jointly controlled companies	9	724	698
Retirement benefit assets	10	166	157
Deferred tax assets		17	12
		4,289	4,063
Current assets			
Stocks of aircraft parts		103	93
Work in progress		206	167
Debtors and prepayments	11	607	505
Deposits and bank balances		670	834
Derivative financial instruments	12	71	4
		1,657	1,603
Current liabilities			
Creditors and accruals	11	820	959
Taxation		39	22
		859	981
Net current assets		798	622
Total assets less current liabilities		5,087	4,685
Non-current liabilities			
Receipt in advance		106	112
Deferred tax liabilities		234	226
		340	338
NET ASSETS		4,747	4,347
Equity attributable to the Company's shareholders:			
Share capital	13	166	166
Reserves	14	3,833	3,499
		3,999	3,665
Minority interests		748	682
TOTAL EQUITY		4,747	4,347

Consolidated cash flow statement
for the six months ended 30th June 2007 - unaudited

	Six months ended 30th June		Year ended 31st December
	2007	2006	2006
	HK$M	HK$M	HK$M
Operating activities			
Cash generated from operations	314	456	1,089
Interest paid	(4)	(1)	(3)
Interest received	13	15	34
Taxation paid	(41)	(21)	(57)
Net cash generated from operating activities	282	449	1,063
Investing activities			
Purchase of property, plant and equipment	(326)	(294)	(690)
Sale of property, plant and equipment	1	2	2
Acquisition of interests in a subsidiary company	(5)	(27)	(27)
Acquisition of additional interests in a jointly controlled company	-	-	(17)
Loan repaid by a jointly controlled company	-	7	6
Dividends received from jointly controlled companies	161	112	315
Net decrease/(increase) in short-term deposits maturing after three months	275	2	(186)
Net cash generated from/(used in) investing activities	106	(198)	(597)
Net cash inflow before financing activities	388	251	466
Financing activities			
Repayment of term loans	-	(50)	-
Capital contribution from minority interests	45	-	-
Dividends paid to the Company's shareholders	(266)	(183)	(707)
Dividends paid to minority interests	(68)	-	-
Net cash used in financing activities	(289)	(233)	(707)
Net increase/(decrease) in cash and cash equivalents	99	18	(241)
Cash and cash equivalents at 1st January	559	791	791
Translation adjustment	12	-	9
Cash and cash equivalents at end of the period	670	809	559

Consolidated statement of changes in equity
for the six months ended 30th June 2007 - unaudited

	Six months ended 30th June		Year ended 31st December
	2007	2006	2006
	HK$M	HK$M	HK$M
Total equity at 1st January	4,347	4,098	4,098
Translation differences recognised directly in equity	20	2	18
Profit for the period	670	490	1,028
Total recognised income for the period	690	492	1,046
Dividends paid to the Company's shareholders	(266)	(183)	(707)
Dividends payable to minority interests	(136)	-	(68)
Acquisition of additional interests in a subsidiary company	-	(26)	(26)
Capital contribution from minority interests	45	-	-
Fair value gains, net of tax	67	1	4
Total equity at end of the period	4,747	4,382	4,347

Total recognised profit for the period attributable to:			
The Company's shareholders	548	398	847
Minority interests	122	92	181
	670	490	1,028

NOTES TO THE CONSOLIDATED ACCOUNTS

1. Basis of preparation and accounting policies

(a) The unaudited consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2006 annual accounts with the addition of certain new standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and effective as at the time of preparing this information. Where applicable, the comparatives have been amended as required.

In 2007, the Group adopted the following new or revised standards and interpretations of HKFRS:

HK(IFRIC)-Int 7 "Applying the Restatement Approach under HKAS 29"

HK(IFRIC)-Int 8 "Scope of HKFRS 2"

HK(IFRIC)-Int 9 "Reassessment of Embedded Derivatives"

HKFRS 7 "Financial Instruments: Disclosures"

HKAS 1 (Amendment) "Presentation of Financial Statements: Capital Disclosures"

The adoption of such standards or interpretations does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2007.

(b) The consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). This consolidated financial information should be read in conjunction with the 2006 annual accounts.

2. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. Management of financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

4. Segmental information

The Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 9.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2007	2006	2006	2007	2006	2006	2007	2006	2006	2007	2006	2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	1,511	1,192	2,502	760	689	1,433	(42)	(43)	(91)	2,229	1,838	3,844
Operating profit	244	152	317	290	220	432				534	372	749
Net finance income	4	14	26	5	-	4				9	14	30
Share of after-tax results of jointly controlled companies	172	136	303	20	13	27				192	149	330
Profit before taxation	420	302	646	315	233	463				735	535	1,109
Profit for the period	383	278	608	287	212	420				670	490	1,028
Profit attributable to the Company's shareholders	383	278	608	165	120	239				548	398	847

Analysis of net assets and equity of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2007	31st December 2006	30th June 2007	31st December 2006	30th June 2007	31st December 2006	30th June 2007	31st December 2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Jointly controlled companies	582	579	142	119	-	-	724	698
Other assets	3,186	3,058	2,208	2,043	(172)	(133)	5,222	4,968
Other liabilities	(795)	(899)	(576)	(553)	172	133	(1,199)	(1,319)
Net assets	2,973	2,738	1,774	1,609	-	-	4,747	4,347
Equity attributable to the Company's shareholders	2,967	2,732	1,032	933	-	-	3,999	3,665
Minority interests	6	6	742	676	-	-	748	682
Total equity	2,973	2,738	1,774	1,609	-	-	4,747	4,347

5. Net finance income

	Six months ended 30th June		Year ended 31st December
	2007	2006	2006
	HK$M	HK$M	HK$M
Finance income	13	15	33
Interest expense:			
Short-term bank loans	(4)	(1)	(3)
	9	14	30

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2007	2006	2006
	HK$M	HK$M	HK$M
Current taxation:			
Hong Kong profits tax	29	12	9
Overseas tax	33	23	48
	62	35	57
Deferred taxation:			
Increase in deferred tax assets	(5)	(1)	(5)
Increase in deferred tax liabilities	8	11	29
	65	45	81

Provision for Hong Kong profits tax has been made by the Company of HK$29 million for the period ended 30th June 2007 (30th June 2006: HK$12 million; 31st December 2006: HK$9 million). Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$36 million for the period ended 30th June 2007 (30th June 2006: HK$28 million; 31st December 2006: HK$62 million).

7. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2007 of HK$548 million (30th June 2006 : HK$398 million; 31st December 2006 : HK$847 million) and to the weighted average 166,324,850 (30th June 2006 : 166,324,850; 31st December 2006 : 166,324,850) ordinary shares in issue during the period.

8. Property, plant and equipment, leasehold land and land use rights and intangible assets

	Property, plant and equipment HK$M	Leasehold land and land use rights HK$M	Intangible assets - computer software HK$M
Net book value:			
At 31st December 2006	2,988	204	4
Translation differences	6	1	-
Additions and transfers	305	-	-
Disposals	(3)	-	-
Depreciation and amortisation	(120)	(2)	(1)
At 30th June 2007	3,176	203	3

9. Jointly controlled companies

Share of the financial results and positions of the jointly controlled companies for the period ended and at 30th June are as follows:

	HAESL			Others			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2007	2006	2006	2007	2006	2006	2007	2006	2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	1,271	1,151	2,385	165	115	256	1,436	1,266	2,641
Operating expenses	(1,097)	(1,012)	(2,071)	(128)	(88)	(201)	(1,225)	(1,100)	(2,272)
Operating profit	174	139	314	37	27	55	211	166	369
Net finance income	2	3	5	1	-	-	3	3	5
Share of after-tax results of jointly controlled companies	14	8	18	-	-	-	14	8	18
Profit before taxation	190	150	337	38	27	55	228	177	392
Taxation	(30)	(25)	(55)	(6)	(3)	(7)	(36)	(28)	(62)
Profit for the period	160	125	282	32	24	48	192	149	330
Dividends paid	151	104	299	10	8	16	161	112	315
Funds employed:									
Non-current assets	363	364	370	88	92	84	451	456	454
Current assets	510	522	496	148	117	146	658	639	642
	873	886	866	236	209	230	1,109	1,095	1,096
Current liabilities	(314)	(267)	(289)	(68)	(98)	(79)	(382)	(365)	(368)
Non-current liabilities	-	(30)	(27)	(3)	-	(3)	(3)	(30)	(30)
	559	589	550	165	111	148	724	700	698
Financed by:									
Shareholders' equity and loans	559	589	550	165	111	148	724	700	698

10. Retirement benefits

Movement in the assets recognised in the balance sheet:

	Local Scheme HK$M	Expatriate Scheme HK$M	Total HK$M
At 31st December 2006	121	36	157
Increase due to:			
Total income	1	4	5
Contributions paid	4	-	4
At 30th June 2007	126	40	166

11. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise credit risk associated with receivables.

	30th June 2007 HK$M	31st December 2006 HK$M
Trade debtors and prepayments	588	486
Amount due from jointly controlled companies	19	19
	607	505
Trade creditors and accruals	819	956
Amount due to jointly controlled companies	1	3
	820	959

As at 30th June 2007, 100% of debtors (99% as at 31st December 2006) and 99% of creditors (99% as at 31st December 2006) were aged under six months.

12. Derivative financial instruments

	Maturing within 1 year HK$M	Maturing over 1 year HK$M	Total HK$M
Cash flow hedges:			
Forward foreign exchange contracts	15	56	71

The above forward contracts are contracted by TAECO with the banks in Mainland China, selling its future US Dollar or HK Dollar income for Renminbi to meet its future payments for the construction of the sixth hangar and some recurrent expenditure. The forward contracts are marked to the market forward contract rates at the balance sheet date with a total notional principal amount of HK$1,469 million at 30th June 2007 (31st December 2006: HK$1,016 million).

13. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. As at 30th June 2007, 166,324,850 shares were in issue (31st December 2006: 166,324,850 shares).

14. Reserves

	Revenue reserve	Capital redemption reserve	Exchange translation reserve	Cash flow hedge reserve	Total
	HK$M	HK$M	HK$M	HK$M	HK$M
At 31st December 2006	3,471	19	7	2	3,499
Profit attributable to the Company's shareholders	548	-	-	-	548
Previous year's final dividend paid	(266)	-	-	-	(266)
Recognised during the period	-	-	14	38	52
At 30th June 2007	3,753	19	21	40	3,833

15. Capital commitments

	30th June 2007	
	Group	Company
	HK$M	HK$M
Contracted but not provided for in the accounts	412	158
Authorised by Directors but not contracted for	1,310	669
	1,722	827

Capital commitments are mainly related to the construction of the third hangar at the Hong Kong International Airport by the Company, the sixth hangar by TAECO and the landing gear overhaul facility by Taikoo (Xiamen) Landing Gear Services Company Limited at Xiamen, Mainland China.

16. Related party and continuing connected transactions

The Group has a number of transactions with its related parties and connected persons. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

	Note	Jointly controlled companies			Other parties			Total		
		Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
		2007	2006	2006	2007	2006	2006	2007	2006	2006
		HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Revenue from provision of services:										
Cathay Pacific Airways Limited Group (subject to reporting cap)	a	-	-	-	906	600	1,245	906	600	1,245
Other revenue	b	72	47	111	-	21	382	72	68	493
		72	47	111	906	621	1,627	978	668	1,738
Purchases:										
Costs payable to John Swire & Sons (H.K.) Limited under services agreement										
- Service fees payable during the period	a				18	12	28	18	12	28
- Expenses reimbursed at cost	a				11	10	15	11	10	15
Subtotal subject to reporting cap					29	22	43	29	22	43
- Share of administrative services					1	1	2	1	1	2
Total					30	23	45	30	23	45
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited					2	2	3	2	2	3
Spares purchases from Cathay Pacific Airways Limited					4	9	17	4	9	17
Other purchases	c	3	4	8	5	3	91	8	7	99
		3	4	8	41	37	156	44	41	164
Debtors	d	19	12	19	243	82	276	262	94	295
Creditors	d	1	1	3	54	10	23	55	11	26

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules.

The provision of services to Cathay Pacific Airways Limited Group includes aircraft maintenance, total care package, inventory management and logistics support.

b. Other revenue from jointly controlled companies mainly came from the provision to HAESL of engine component repairs and facilities rental on a commercial arm's length basis and of certain administrative services charged at cost.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. These outstandings are included in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated balance sheet.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Corporate governance

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2007.

Throughout the accounting period covered by the interim report, the Company has complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

Disclosure of interests

<u>**Directors' interests**</u>

At 30th June 2007, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

Hong Kong Aircraft Engineering Company Limited	Capacity	No. of shares	Percentage of issued capital (%)	Note
The Hon. Sir Michael David Kadoorie (Alternate Director)	Trust	3,782,886	2.27	1
James Seymour Dickson Leach	Personal	124,800	0.08	-
David Tong Chi Leung	Personal	20,000	0.01	-

Taikoo (Xiamen) Aircraft Engineering Company Limited	Capacity	Percentage of issued capital (%)	Note
Chan Ping Kit	Controlled corporation	2.00	2

<u>Notes</u>

1. The Hon. Sir Michael David Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.

2. The shares are held by Kin Kuen Development Company Limited in which Chan Ping Kit holds a 30% interest.

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2007 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

		Number of shares	Percentage of issued capital	Type of interest (notes)
1.	Cathay Pacific Airways Limited	45,649,686	27.45	Beneficial owner
2.	Swire Pacific Limited	100,200,303	60.24	Beneficial owner and attributable interest (1)
3.	John Swire & Sons Limited	100,200,303	60.24	Attributable interest (2)
4.	Marathon Asset Management Limited	9,742,130	5.86	Investment manager

Notes: At 30th June 2007:

(1) Swire Pacific Limited was interested in 54,550,617 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's interest of approximately 39.92% in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 100,200,303 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 34.32% of the issued share capital and approximately 54.86% of the voting rights.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
Christopher D Pratt
Chairman
Hong Kong, 7th August 2007

Website: www.haeco.com

END

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